UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated October 20, 2017

Commission File Number 001-35428

PRIMA BIOMED LTD

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 12, 95 Pitt Street

Sydney, 2000 New South Wales, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE

Furnished as Exhibit 99.1 hereto is a copy of our news release “US and Australian Warrants Cleansing Prospectuses,” dated October 20, 2017, and accompanying attachments. The U.S. prospectus referenced therein has been omitted and was separately filed on October 19, 2017 with the Securities and Exchange Commission as part of our registration statement on Form F-3 (file no. 333-221021) (the “Registration Statement”), and such Registration Statement, including the accompanying U.S. prospectus, is incorporated by reference herein.

The Registration Statement has been filed with the Securities and Exchange Commission but has not yet become effective. The securities offered thereby may not be sold nor may offers to buy be accepted prior to the time the registration becomes effective.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	US and Australian Warrants Cleansing Prospectuses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 20, 2017

PRIMA BIOMED LTD

By:	/s/ Marc Voigt
Name: Marc Voigt
Title: Chief Executive Officer